

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2018

Ashleigh Palmer
President & Chief Executive Officer
Provention Bio, Inc.
110 Old Driftway Lane
Lebanon, NJ 08833

> **Re: Provention Bio, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 12, 2018**
> **File No. 333-224801**

Dear Mr. Palmer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2018 letter.

Form S-1 Filed June 12, 2018

Clinical Evaluation of PRV-031, page 65

1. We note your response to prior comment 4. Please disclose all serious adverse events observed in Protégé and Protégé Encore, as opposed to the most common adverse event. Additionally, include information about the numbers of participants experiencing the SAEs who were receiving PRV-301 and who were receiving the placebo and information related to the severity of the adverse event, similar to the information provided in your response.

MacroGenics Agreement , page 74

2.   We note your response to prior comment 5 and that the Company has determined that the agreements in question are not material to the Company. Please explain the basis for your belief that the agreements are not material to the Company. Your response should specifically address the extent to which you are dependent upon the third party intellectual property agreements and include an analysis as to their significance to your product candidate PRV-031. In the alternative, please file these agreements as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

        You may contact Keira Nakada at 202-551-3659 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Suzanne Hayes at 202-551-3675 with any other questions.

                                        Division of Corporation Finance
                                        Office of Healthcare & Insurance

cc: Michael J. Lerner, Esq.